UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

SWK HOLDINGS CORPORATION
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
78501P203
(CUSIP Number)
Joseph Brucchieri
Carlson Capital, L.P.
2100 McKinney Avenue
Dallas, TX 75201
(214) 932-9600
with a copy to:
Joseph A. Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
(212) 735-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 29, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78501P203	Page 2 of 15

1.	Names of Reporting Persons Double Black Diamond Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,493,088 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,493,088 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,493,088 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 65.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 78501P203	Page 3 of 15

1.	Names of Reporting Persons Black Diamond Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 600,678 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 600,678 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,678 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 78501P203	Page 4 of 15

1.	Names of Reporting Persons Double Black Diamond, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 100,000 Shares (includes warrant to purchase 100,000 Shares)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 100,000 Shares (includes warrant to purchase 100,000 Shares)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000 Shares (includes 100,000 Shares issuable upon exercise of a warrant)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 78501P203	Page 5 of 15

1.	Names of Reporting Persons Carlson Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,193,766 Shares (includes warrant to purchase 100,000 Shares)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,193,766 Shares (includes warrant to purchase 100,000 Shares)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,193,766 Shares (includes warrant to purchase 100,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.9%
14.	Type of Reporting Person (See Instructions) PN; IA

CUSIP No. 78501P203	Page 6 of 15

1.	Names of Reporting Persons Asgard Investment Corp. II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,193,766 Shares (includes warrant to purchase 100,000 Shares)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,193,766 Shares (includes warrant to purchase 100,000 Shares)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,193,766 Shares (includes warrant to purchase 100,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 78501P203	Page 7 of 15

1.	Names of Reporting Persons Asgard Investment Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,193,766 Shares (includes warrant to purchase 100,000 Shares)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,193,766 Shares (includes warrant to purchase 100,000 Shares)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,193,766 Shares (includes warrant to purchase 100,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.9%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 78501P203	Page 8 of 15

1.	Names of Reporting Persons Clint D. Carlson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,193,766 Shares (includes warrant to purchase 100,000 Shares)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,193,766 Shares (includes warrant to purchase 100,000 Shares)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,193,766 Shares (includes warrant to purchase 100,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 78501P203	Page 9 of 15

1.	Names of Reporting Persons Michael D. Weinberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 57,961 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 57,961 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,961 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 78501P203	Page 10 of 15

1.	Names of Reporting Persons Christopher W. Haga
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,471 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,471 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,471 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note
This Amendment No. 9 ("Amendment No. 9") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 4, 2009 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 25, 2009 ("Amendment No. 1"), and as further amended by Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 1, 2012 ("Amendment No. 2"), and as further amended by Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 9, 2013 ("Amendment No. 3"), and as further amended by Amendment No. 4 to the Original Schedule 13D filed with the SEC on May 16, 2014 ("Amendment No. 4"), and as further amended by Amendment No. 5 to the Original Scheduled 13D filed with the SEC on June 23, 2014 ("Amendment No. 5"), and as further amended by Amendment No. 6 to the Original Schedule 13D filed with the SEC on July 16, 2014 ("Amendment No. 6"), and as further amended by Amendment No. 7 to the Original Schedule 13D filed with the SEC on August 19, 2014 ("Amendment No. 7"), and as further amended by Amendment No. 8 to the Original Schedule 13D filed with the SEC on December 8, 2014 ("Amendment No. 8," and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and this Amendment No. 9, the "Schedule 13D") with respect to the shares of common stock ("Shares"), par value $0.001 per share, of SWK Holdings Corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 9 have the meanings set forth in the Schedule 13D. This Amendment No. 9 amends Items 2, 3, 4, 5 and 7 as set forth below.
Item 2. Identity and Background
Item 1 of the Schedule 13D is amended and restated in its entirety as follows:
(a) This Schedule 13D is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Double Offshore"); (ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Offshore"); (iii) Double Black Diamond, L.P., a Delaware limited partnership ("DBD LP" and together with Double Offshore and Offshore, the "Funds"); (iv) Carlson Capital, L.P., a Delaware limited partnership ("Carlson Capital"); (v) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital ("Asgard II"); (vi) Asgard Investment Corp., a Delaware corporation and the sole stockholder of Asgard II ("Asgard"); (vii) Clint D. Carlson ("Mr. Carlson" and together with the Funds, Carlson Capital, Asgard II and Asgard, "Carlson"); (viii) Mr. Michael D. Weinberg ("Mr. Weinberg"); and (ix) Christopher W. Haga ("Mr. Haga," and together with Carlson and Mr. Weinberg, the "Reporting Persons"). Mr. Weinberg and Mr. Haga each expressly disclaims beneficial ownership of the 9,193,766 Shares reported as beneficially owned by Carlson in this Amendment No. 9, except to the extent of his respective pecuniary interest therein. Mr. Haga and Carlson each expressly disclaims beneficial ownership of the 57,961 Shares reported as beneficially owned by Mr. Weinberg in this Amendment No. 9. In addition, Mr. Weinberg and Carlson each expressly disclaims beneficial ownership of the 17,471 Shares reported as beneficially owned by Mr. Haga in this Amendment No. 9. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard II and Asgard are set forth in Appendix A attached hereto.
(b) The principal business address of each Reporting Person is 2100 McKinney Avenue, Suite 1800, Dallas, TX.
(c) The principal occupation of Mr. Weinberg is Chief Operating Officer at Carlson Capital.  The principal occupation of Mr. Haga is Head of Strategic Investments at Carlson Capital. The principal business of the Funds is investing in securities. The principal business of Carlson Capital is serving as the investment manager to the Funds and to certain managed accounts. The principal business of Asgard II is serving as the general partner of Carlson Capital. The principal business of Asgard is serving as the sole stockholder of Asgard II. The present principal occupation of Mr. Carlson is President of Asgard II, Asgard and Carlson Capital.
(d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of Mr. Carlson, Mr. Weinberg and Mr. Haga is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
A total of approximately $117,221,967 was used by the Reporting Persons to acquire the Shares reported herein (other than the Shares beneficially held by Mr. Weinberg and Mr. Haga). With the exception of Mr. Weinberg and Mr. Haga, the source of funds used to make the purchases reported herein is the working capital of the Funds and margin borrowings described in the following sentence. A total of 1,144,953 Shares beneficially owned by Carlson Capital are held in commingled margin accounts, which may extend margin credit to Carlson Capital from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.
The Issuer has granted to Mr. Weinberg a total of 47,419 Shares in lieu of cash compensation for his service as a non-employee director of the Issuer and as such, no additional funds were used to acquire such Shares. Mr. Weinberg acquired an additional 10,542 Shares for an aggregate purchase price of approximately $90,668 from his personal funds.
In addition, the Issuer has granted to Mr. Haga a total of 17,471 Shares in lieu of cash compensation for his service as a non-employee director of the Issuer and as such, no additional funds were used to acquire the Shares.
Item 4. Purpose of Transaction
The information previously provided in response to Item 4 is hereby amended and supplemented by replacing the information previously provided in Amendment No. 8 with the following:
As a result of the transactions contemplated by the Purchase Agreement and the Rights Offering, the Reporting Persons control a majority of the outstanding Shares.
The Reporting Persons review their respective investments in the Issuer on a continuing basis and may, at any time, consistent with the obligations of the Reporting Persons under the federal securities laws, determine to increase or decrease their respective ownership of Shares through purchases or sales of such Shares in the open market, in privately negotiated transactions or by gift or other transfers as circumstances dictate. From time to time, the Reporting Persons may transfer Shares to various entities controlled by them, dispose of certain Shares to third parties by gift, or sell Shares in the open market and in privately negotiated transactions. The review of their respective investments in the Issuer by the Reporting Persons will depend on various factors, including the Issuer's business prospects, other developments concerning the Issuer, alternative investment opportunities, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the Reporting Persons regarding their respective investments in the Issuer. At the time of filing this Amendment No. 9, the Reporting Persons have no plans to sell or to purchase additional shares of Common Stock of the Issuer in the open market or in privately negotiated transactions but may engage in such transactions in the future.
At the time of the filing of this Amendment No. 9, except as disclosed in this Scheduled 13D, the Reporting Persons have no present plans in their capacity as stockholders which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure, (vi) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (ix) any action similar to any of those described above (collectively,  the "clauses (i) through (ix)"). However, the Reporting Persons may, from time to time, engage in discussions, whether initiated by the Reporting Persons or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in clauses (i) through (ix). The Reporting Persons may review and evaluate their investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in clauses (i) through (ix).  Further, because Mr. Weinberg and Mr. Haga are members of the board of directors of the Issuer, the Reporting Persons may, from time to time, be involved in discussions which relate to one or more of the matters described in clauses (i) through

 (ix). Each of the Reporting Persons disclaims any obligation to report on any plans or proposals with respect to the matters described in clauses (i) through (ix) that develop or occur as a result of any Reporting Person's role as a director of the Issuer and participation in decisions regarding the Issuer's actions.
Item 5. Interest in Securities of the Issuer
Paragraphs (a)–(c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:
(a) As of the close of business on March 29, 2018, Carlson beneficially owned an aggregate of 9,193,766 Shares (including a warrant to purchase 100,000 Shares), constituting approximately 69.9% of the Shares outstanding. Mr. Weinberg beneficially owned an aggregate of 57,961 Shares, constituting approximately 0.4% of the Shares outstanding based upon his ownership of (i) 47,419 Shares granted by the Issuer to Mr. Weinberg, which include 1,361 Shares granted on March 29, 2018, in lieu of cash compensation for his service as a non-employee director of the Issuer and (ii) 10,542 Shares that Mr. Weinberg purchased in the Rights Offering update. Mr. Haga beneficially owned an aggregate of 17,471 Shares, constituting approximately 0.1% of the Shares outstanding based upon his ownership of 17,471 Shares granted by the Issuer to Mr. Haga, which include 1,315 Shares granted on March 29, 2018, in lieu of compensation for his service as a non-employee director of the Issuer.  As described in the Issuer's most recent annual proxy statement, each non-employee director, including Mr. Weinberg and Mr. Haga, may elect to receive 100% of the cash retainer payable, including committee fees, in Shares based on the closing Share price on the date of payment.
The aggregate percentages of Shares reported herein are based upon an aggregate number of 13,053,369 Shares outstanding as of March 26, 2018, as reported in the Issuer's annual report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 29, 2018.
(b) Carlson Capital, Asgard II, Asgard and Clint D. Carlson have the power to vote and direct the disposition of (i) 600,678 Shares reported herein as beneficially owned by Offshore, (ii) 8,493,088 Shares reported herein as beneficially owned by Double Offshore and (iii) 100,000 Shares issuable upon exercise of a warrant reported herein as beneficially owned by DBD LP. Mr. Weinberg has the power to vote and direct the disposition of the 57,961 Shares beneficially owned by him. Mr. Haga has the power to vote and direct the disposition of the 17,471 Shares beneficially owned by him.
(c) Other than the 1,361 Shares and 1,315 Shares granted to Mr. Weinberg and Mr. Haga, respectively, as described herein, no transactions were effected by the Reporting Persons in the Shares during the past 60 days.
Item 7. Materials to be Filed as Exhibits
The information previously provided in response to Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit	Description
17	Joint Filing Agreement, dated March 30, 2018

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 30, 2018

DOUBLE BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President
BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

DOUBLE BLACK DIAMOND, L.P.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP. II
By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

/s/ Clint D. Carlson
Clint D. Carlson

/s/ Michael D. Weinberg
Michael D. Weinberg

/s/ Christopher W. Haga
Christopher W. Haga

APPENDIX A
DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD II AND ASGARD
The following sets forth the name, position and principal occupation of each director and executive officer of Asgard II and Asgard. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1800, Dallas, TX. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard II or Asgard owns any Shares.
Asgard

Name	Position	Principal Occupation	Citizenship
Clint Carlson	Director/President	Investment Manager	United States
Nancy Carlson	Secretary/Treasurer	Executive	United States
Asgard II

Name	Position	Principal Occupation	Citizenship
Clint Carlson	Director/President	Investment Manager	United States
Nancy Carlson	Secretary/Treasurer	Executive	United States